

It's the way...we drink

National Beverage Corp.

ANNUAL REPORT 2009


It's the way...we think

Tenacious—Unyielding—Relentless

...a genuine description of our competitiveness—we also have the finesse to create, motivate and inspire a great team of people to reach for excellence.

2008–2009, when analyzed in its obituary, will forever be referenced with lessons of abuse, catastrophic business failures, the demise of companies that gave Americana its torch and...of human suffering like no one could have predicted. The most significant loss was the destruction of trust, faith and, ultimately, confidence! These words are simple to write, but describe the most sacred of human emotions and, for certain, are the most delicate to restore. Some of us will never return to a previous normal. ***The scar...***

There was a compelling feeling to review more about the perils of all the catastrophes that have occurred, but here is a sobering disclosure—we at National Beverage truly are in contrast to all the chaos that has enveloped the economic world! So, we count ourselves fortunate and most appreciative that we are able to say—We Finished Our Best Year Ever at National Beverage Corp!

This Annual Report and any that came before it is provided for many reasons, but the most precious is that...it is Team National's report card. As with any form of recognition, the nicer, the better! This one will be the last of this type, for the internet age is more efficient and effective. Our annual reports, in addition to a specific theme and performance results, are also fun. We at National Beverage are all about feelings! ***Joy...***

As you peruse and hopefully learn more about us, allow yourself to feel the *National Beverage Way*. Be careful to note that thinking, formulating, innovating and celebrating can be tools of a philosophy as unique as the peculiar character of an inspiring inventor and as motivating as the joy the invention and its enhancement delivers to all who become recipients! ***Mentorship...***

INSIDE VIEW...

FY 2009, while for National Beverage a direct contrast with the general economic conditions facing our nation, demanded relentless diligence and superb execution to achieve our results. Some may compare 2009 EBITDA to that of FY 2007, but in no way can the conditions of this past year be comparable with ANY prior year. Explicitly, when analyzed, the statistics relative to marketing and sales performance produced the finest financial results in the Company's history. The slower growth of revenues over the decade preceding FY 2009 grew to a rate more acceptable relative to targeted organic growth...and, as of this writing, we continue to perform as such. We are very pleased with this achievement, especially when compared to other U.S. soft-drink producers.

The irony that has resulted (in our favor) is—all who experienced this troubling recession and collapsed confidence have returned to value purchasing—even the most fortunate only spend through *value-justification!*

Revived faith in what was previously confirmed to be good—gives credence to value. Our century-wise, time-honored value brands, Shasta and Faygo, boldly incite real value for both consumers and retailers alike.

Our Specialty...Fun—Joy

The flavor segment of all sparkling beverages continues its growth, with National Beverage flavors far outpacing most others—as the cola segment drifts in decline. New distribution, coupled with our strong consumer demand in the take-home channel, gave our Shasta and Faygo brands growth achievements exceeding targeted expectations. Also, larger single-serve, value-perceived National Beverage flavors are quickly gaining distribution as this consumer demographic seeks more taste—more variety—more refreshment! ***Yes, more value...***

Honored family celebrations, Americana at its best, where warm joyous feelings replace stressors of daily life, boost feelings of comfort, faith and confidence—are memory creators with sounds of flavors—both Shasta's and Faygo's—always a joyous part of the lasting memory.

Our sparkling, flavored water, LaCroix, also is leading our growth charge. As more and more female professionals change the demographic of the workplace, the incentive of ownership, as LaCroix is perceived by this dynamic consumer, is affecting brand perception. We have been advantaged by the fact that our zesty LaCroix is demanded by consumers who want a great-tasting, sparkling beverage, but without the calories and sugar. Health-oriented carbonated beverage consumers are switching to a sparkling beverage that meets all their demands and leaves them with the feeling of—intelligent choice. LaCroix does this in a great-tasting way! ***Sparkling fun...***

As the stress of our lives exceeded crippling conditions, so has the need to replenish nutrients and boost energy. Current conditions have prompted a new concept of providing goodness and promoting goodness by filling dual needs—nutritional boost and energy boost to the same consumer—this is our new marketing *formulation.* Therefore, our brands Everfresh, Mr. Pure and Rip It are all marketed to *serve a purpose,* in addition to their thirst and taste benefits. In this segment of our business, we have also witnessed above-estimated target growth. These brands also provide extra margin and promote additional distribution advantages in that they are sold as cool, ready-to-drink beverages.

Our other family of soft drink beverages is distinctly beneficial to our marketing philosophy and creates opportunities to enhance our overall performance as a top of the class...soft-drink producer.

AHEAD...

Although our efforts produced strong financial results, both in relative and absolute terms during very unusual market conditions for FY 2009...the relentless and tenacious use of human energy required to produce these has heightened our resolve to 'stay guarded'! Yes, the performance of FY 2010 is on track to produce our targeted goals and we are quite pleased. ***Again...***

Over the past couple of years, non-core events required the use of mega-human energy thus diverting efforts that could have further enhanced the Company's growth. All of these have been resolved and that stress is now converted to aggressive ambition—I'm happy to report!

We have excellent strengths that are rare and normally not found in the typical organization. Our owner-operator mentality is far more advantageous anytime—and, in *these* times, gives us added devotion that converts into energy! We choose 'Tough-Grit' over scheduled intelligence *ALL DAY—EVERY DAY!* ***Yes Sir...***

More often than not...tough mindedness wins the day! Can a mind be fortified—*TOO?*

Yes, we <u>do</u> so...We're National Beverage Corp.!

VITALS + MORE...

As a Company, we are in an enviable position—distinctive and apart from all other soft-drink producers. Our vitals are excellent...

Team National performs when it counts
Brands that *sparkle* in tough times
Fortress balance sheet
Investor focus that yields appreciation
Investor cash—returned appropriately
No debt and hordes of cash

The only *vital* that ultimately matters is how we measure up in unprecedented times and conditions—this is the profound test of all tests! ***Absolutely...***

Our brands, our assets, the formulas—most of what we have—are power tools and require human traits and skills to generate value through outstanding performance. This value is worth very little...if it cannot bring joy and participating appreciation to those who create it—Team National, Directors, employees, customers and consumers—ALL! And, <u>YOU</u>, our investor/shareholder whose trust we most certainly respect.

National Beverage's *proprietary* uniqueness is found within its relentless drive and success-inducing philosophy...these are dynamically inspired by—*TEAM NATIONAL...*

Team National is a winning team!
Why...*It's the way we think!*

Nick A. Caporella
Chairman and Chief Executive Officer

P.S. ***Stay Motivated!***


we formulate...
we innovate...
we celebrate...

It's the way...we *formulate*


$1B
EBITDA $50M
REVENUES
$575M
FY09
CURRENT RATIO 2.7:1

The ultimate formulation is creating value for our investors!

Financial results and the strength of our balance sheet, while extremely important, are a result of our top priority—which is developing the best team possible. There is much to formulate as our dynamic team searches the corners of the globe for cutting-edge solutions and innovative ideas that, together, will continue creating value at National Beverage.

Loyal consumers rely on our consistent quality. Our brands not only taste great, but their *value confidence enhancement* gives our consumers an added boost of spirit!

Formulating...a one-of-a-kind character!
Creating...one-of-a-kind results!

The intense, single-minded human that can convince someone their idea has a place in the future and, through hard work and drive, pushes so hard that a powerful inertia creates a dynamic outcome for that idea!

This is the *Formulation of Formulations*—

This formulation and how it works is the basis of life at National Beverage! This annual report is designed to reflect the dynamics of this formulation and the results of the opportunistic enterprise it created.

We at National Beverage live a culture in which new ideas, new developments, innovation and philosophy, stimulate admirable performance and create enviable results.

This culture provides that the achievable can happen quicker and more efficiently with on-demand innovation at our fingertips.

SHAREHOLDERS' EQUITY GREW

565%

SINCE JANUARY 15, 1996


Shasta
ORANGE
With Other Natural Flavor
24 FL OZ (710 mL)
Faygo
Kiwi
Strawberry


EXTREME ENERGY
rip it
SHOT
RED ZONE
WILD BERRY
nutrafizz
DIETIZER
DIETARY SUPPLEMENT
WEIGHT LOSS FORMULA
nutrafizz
FOCUSIZER
nutrafizz
IMMUNIZER

LACROIX
#1
CANNED SPARKLING WATER IN U.S.

It's the way...we *innovate*


La Croix

Entrepreneurially instinctive people reach for innovation with each and every fiber within them. Only through their efforts does the impossible and unlikely...result!

Winning awards with our packages, wowing consumers with our formulations and creating and promoting inventive sourcing for raw materials...is novel innovation at work.

Innovation is the result of a human mind that is programmed to challenge itself and create a more effective result. Our culture induces, through a caring and protective atmosphere, a mental stimulation to think outside the box and inspire each other to achieve more, thus giving us an edge over our competition.

Our shareholders are the benefactors of this charged culture. While the Team is intellectually advancing due to innovation that ultimately rewards all participants, they also share in the enhanced enterprise value.

Team National...takes Innovation to a new level.


It's the way...we
celebrate
Shasta
PALE DRY
SINCE 1889
CAFFEINE FREE
10 FL OZ (296 mL)
ripit
ENERGY FUEL
G-FORCE
Everfresh
Tropical Fruit Punch


f
c
t
i
t — think
f — formulate
i — innovate
c — celebrate

Visualizing... yourself participating in a future celebration programs the brain to do a few things...Set a goal to win... Win...Celebrate again!

Preparing and stimulating one's mind is not new... this thought process is as old as civilization itself... but focusing on programming the mind to induce a preferred outcome is the new paradigm.

Winning and exceeding expectations is desired by all...but those of us who envision an outcome and witness how it is developed by embracing this philosophy, have given themselves a definite advantage.

Creating an atmosphere in which fun is a part of the result is *our* ultimate incentive. We produce joy for others and, in doing so, put our joy of doing it into our efforts to enhance taste and deliver enjoyment...

The *Team National* Way! Yes!!

VALUE OF $1,000 INVESTED IN

fizz

$12,647.76

1/15/96 THROUGH 5/2/09, INCLUDING DIVIDEND REINVESTMENT.

National Beverage...

it's the way.

LaCroix

New Orleans' Own BIG SHOT BEVERAGES Since 1935

Shasta

rip it ENERGY FUEL

St. Nick's

TO HEALTH ÀSANTÉ VITAMINS

Ritz

Crystal Bay

Faygo

Nutrafizz EFFERVESCENT SUPPLEMENTS

Everfresh Juice Co. Nature's Refreshment

Clear fruit

mr. PURE

FINANCIALS

Selected Financial Data

	Fiscal Year Ended				
(In thousands, except per share amounts)	May 2, 2009	May 3, 2008[1]	April 28, 2007	April 29, 2006	April 30, 2005
SUMMARY OF OPERATIONS:					
Net sales	$575,177	$566,001	$539,030	$516,802	$495,572
Cost of sales[2]	405,322	393,420	365,793	349,131	340,206
Gross profit	169,855	172,581	173,237	167,671	155,366
Selling, general and administrative expenses	131,918	138,447	137,212	135,090	130,037
Interest expense	107	109	106	105	106
Other income—net	967	1,053	2,587	2,416	1,199
Income before income taxes	38,797	35,078	38,506	34,892	26,422
Provision for income taxes	14,055	12,598	13,824	12,666	9,536
Net income	$ 24,742	$ 22,480	$ 24,682	$ 22,226	$ 16,886
PER SHARE DATA:					
Basic net income[3]	$ .54	$ .49	$ .54	$ .49	$ .37
Diluted net income[3]	.54	.49	.54	.48	.37
Closing stock price[3]	10.47	8.05	13.13	12.80	5.92
Cash dividends paid[4]	—	.80	—	.83	—
BALANCE SHEET DATA:					
Cash and equivalents	$ 84,140	$ 51,497	$ 65,579	$ 42,119	$ 54,557
Working capital	117,840	89,396	97,684	75,025	81,962
Property, plant and equipment—net	56,141	57,639	57,369	56,027	62,879
Total assets	265,682	239,122	257,632	218,339	224,587
Deferred income tax liability	16,517	16,624	15,217	17,783	15,958
Shareholders' equity[4]	170,012	144,625	157,361	130,860	143,296

(1) Fiscal 2008 consisted of 53 weeks.

(2) Fiscal 2006 cost of sales includes a fructose settlement gain of $8.4 million.

(3) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Net income per share and the closing stock price have been adjusted for the 20% stock dividend distributed on June 22, 2007.

(4) In January 2006, the Company paid a cash dividend of $1.00 per share ($.83 per share after adjusting for the 20% stock dividend), aggregating $38.0 million. In August 2007, the Company paid a cash dividend of $.80 per share, aggregating $36.7 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

We consider ourselves to be a leader in the development and sale of flavored beverage products in the United States, offering the widest selection of flavored soft drinks, juices, sparkling waters, energy drinks and nutritionally-enhanced waters. Our flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, each of which has over 50 flavor varieties. We also maintain a diverse line of flavored beverage products geared to the health-conscious consumer, including Everfresh®, Home Juice®, and Mr. Pure® 100% juice and juice-based products; LaCroix®, Crystal Bay® and ClearFruit® flavored, sparkling, and spring water products; and ÀSanté® nutritionally-enhanced waters. In addition, we distribute Rip It® energy drinks, Ohana® fruit-flavored drinks, St. Nick's® holiday soft drinks as well as powder and effervescent tablet beverage enhancers sold under the NutraFizz® brand name. Substantially all of our brands are produced in twelve manufacturing facilities that are strategically located in major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for certain retailers and beverage companies ("allied brands").

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands and expanding those brands with distinctive packaging and broader demographic emphasis; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" expectations of the family consumer. We believe that the "regional share dynamics" of our brands perpetuate consumer loyalty within local regional markets, resulting in more retailer sponsored promotional activities.

Over the last several years, we have focused on increasing penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel consists of convenience stores, gas stations, and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have undertaken several measures to expand convenience channel distribution in recent years. These include development of products specifically targeted to this market, such as ClearFruit, Crystal Bay, Rip It and ÀSanté. Additionally, we have created proprietary and specialized packaging with distinctive graphics for these products. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

RESULTS OF OPERATIONS

Net Sales: Fiscal 2009 consisted of 52 weeks while fiscal 2008 consisted of 53 weeks. Net sales for fiscal 2009 increased to $575.2 million, or 3.8% after adjusting for the effect of the extra week in fiscal 2008. The net sales increase reflects case volume growth of 3.1% for our energy drinks, juices and waters and 2.1% for branded carbonated soft drinks. In addition, unit pricing increased 3.4% due to product mix and price increases instituted to recover higher raw material costs. This improvement was partially offset by a decline in allied branded volume.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Net sales for fiscal 2008 increased 5.0% to $566.0 million compared to fiscal 2007. The net sales increase reflects case volume growth of 8.8% for our energy drinks, juices and waters along with the effect of an 11% improvement in unit pricing due to product mix and price increases instituted to recover higher raw material costs. These increases were partially offset by a 6.1% decline in branded carbonated soft drink volume as well as the phase out of certain allied brands.

Gross Profit: Gross profit approximated 29.5% of net sales for fiscal 2009 and 30.5% of net sales for fiscal 2008. The decline in gross margin was due to higher manufacturing and raw material costs and the effect of a $1.4 million business interruption insurance recovery in fiscal 2008. This was partially offset by the higher unit pricing noted above. Cost of goods sold per unit increased 4.9%.

Gross profit approximated 30.5% of net sales for fiscal 2008 and 32.1% of net sales for fiscal 2007. The decline in gross margin was due to higher manufacturing and raw material costs and the effect of lower volume. This was partially offset by the higher unit pricing noted above and a $1.4 million business interruption insurance recovery. Cost of goods sold per unit increased approximately 14%.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses: Selling, general and administrative expenses were $131.9 million or 22.9% of net sales for fiscal 2009 compared to $138.4 million or 24.5% of net sales for fiscal 2008. The decline in expenses is due primarily to lower distribution and marketing costs.

Selling, general and administrative expenses were $138.4 million or 24.5% of net sales for fiscal 2008 compared to $137.2 million or 25.5% of net sales for fiscal 2007. The increase in expenses is due primarily to higher distribution costs, which were affected by increases in fuel and energy costs.

Interest Expense and Other Income—Net: Interest expense is comprised of financing costs related to maintaining lines of credit. Other income includes interest income of $865,000 for fiscal 2009, $1.2 million for fiscal 2008, and $1.7 million for fiscal 2007. The decline in interest income for fiscal 2009 is due to lower investment yields. The decline in interest income for fiscal 2008 is due to lower investment yields and a decline in average invested balances related to the $36.7 million dividend paid in August 2007. Other income for fiscal 2009 includes a gain of $728,000 related to a legal settlement concerning leased property. In addition, other income for fiscal 2007 includes a gain of $895,000 related to a contract settlement with a customer. See Note 6 of Notes to Consolidated Financial Statements.

Income Taxes: Our effective tax rate was approximately 36.2% for fiscal 2009 and 35.9% for fiscal 2008 and fiscal 2007. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses, and nontaxable interest income. See Note 7 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources: Our principal source of funds is cash generated from operations, which may be supplemented by borrowings available under our credit facilities. The Company maintains unsecured revolving credit facilities aggregating $75 million, of which $2.9 million is utilized for standby letters of credit at May 2, 2009. We believe that existing capital resources, including our cash and equivalents aggregating $84.1 million as of May 2, 2009, are sufficient to meet our capital requirements for the foreseeable future.

Although we continually make capital improvements to expand our production capacity, enhance packaging capabilities or improve efficiencies at our manufacturing facilities, the Company did not have any material capital expenditure commitments as of May 2, 2009. We anticipate that fiscal 2010 expenditures will be higher than fiscal 2009 amounts.

On June 22, 2007, the Company distributed a 20% stock dividend to shareholders, increasing outstanding shares by 7.6 million. On August 17, 2007, the Company paid a special cash dividend of $.80 per share, aggregating $36.7 million.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.8 million for fiscal 2009, $5.7 million for fiscal 2008, and $5.4 million for fiscal 2007. At May 2, 2009, we owed $2.8 million to CMA for unpaid fees. See Note 5 of Notes to Consolidated Financial Statements.

Cash Flows: During fiscal 2009, $35.8 million was provided from operating activities, which was partially offset by $3.5 million used for investing activities. Cash provided by operating activities increased $1.8 million due primarily to higher earnings. Cash used in investing activities improved $9.2 million due to changes in net marketable securities transactions and reduced capital expenditures. Cash provided by financing activities aggregated $305,000 in fiscal 2009.

During fiscal 2008, $34 million was provided from operating activities, which was partially offset by $12.7 million used for investing activities. Cash provided by operating activities increased $1.2 million due primarily to a favorable change in deferred income taxes. Cash used in investing activities increased $1.8 million due to a net increase in marketable securities purchased. Cash used in financing activities aggregated $35.4 million in fiscal 2008, reflecting a $36.7 million dividend paid in August 2007.

Financial Position: During fiscal 2009, our working capital increased $28.4 million to $117.8 million due primarily to cash provided from operations. Trade receivables increased $4.5 million due to changes in customer mix and timing of customer payments. Prepaid and other assets decreased $6.5 million due primarily to changes in income tax refunds. At May 2, 2009, the current ratio was 2.7 to 1, compared to 2.3 to 1 at May 3, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

During fiscal 2008, our working capital decreased $8.3 million to $89.4 million due to the August 2007 cash dividend payment. Trade receivables decreased $2.8 million due to changes in customer mix and timing of customer payments. Inventory decreased $5.3 million due to the elimination of certain inventory items and improved inventory management. Prepaid and other assets increased $2.3 million due to an increase in income tax refund receivable. At May 3, 2008 and April 28, 2007, the current ratio was 2.3 to 1.

CONTRACTUAL OBLIGATIONS

Long-term contractual obligations at May 2, 2009 are payable as follows:

(In thousands)	Total	2010	2011–2012	2013–2014	Thereafter
Operating leases	$17,668	$ 5,335	$6,547	$2,764	$3,022
Purchase commitments	42,300	42,300	—	—	—
Total	$59,968	$47,635	$6,547	$2,764	$3,022

We have guaranteed the residual value of certain leased equipment in the amount of $11.3 million. Management believes that the net realizable value of such equipment will be in excess of the guaranteed amount when the lease terminates in July 2012.

We contribute to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, none of which have any long-term contractual funding requirements. Contributions were $2.3 million for fiscal 2009 and $2.2 million for fiscal 2008 and 2007.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claims settlement varies significantly, we are not able to reasonably estimate future payments for the periods indicated.

We have standby letters of credit aggregating $2.9 million related to our self-insurance programs, which expire in fiscal 2010. We expect to renew these standby letters of credit until they are no longer required.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk: We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs.

Impairment of Long-Lived Assets: All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes: Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs: We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Sales Incentives: We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

NEW ACCOUNTING STANDARDS

See Note 1 of Notes to Consolidated Financial Statements for information about recently issued accounting standards.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities: We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates: We had no debt related interest rate exposure during fiscal 2009. Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2009 would have changed by approximately $470,000.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may from time to time make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, and include statements contained in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials and packaging supplies, and the ability to pass along any cost increases to our customers; our ability to increase prices for our products; labor strikes or work stoppages or other interruptions or difficulties in the employment of labor; continued retailer support for our products; changes in consumer preferences and our success in creating products geared toward consumers' tastes; success of implementing business strategies; changes in business strategy or development plans; government regulations; unseasonably cold or wet weather conditions; and other factors referenced in this report and the Company's filings with the Securities and Exchange Commission. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Consolidated Balance Sheets

As of May 2, 2009 and May 3, 2008

(In thousands, except share amounts)	**2009**	2008
ASSETS		
Current assets:		
Cash and equivalents	**$ 84,140**	$ 51,497
Marketable securities	**—**	3,000
Trade receivables—net of allowances of $445 (2009) and $266 (2008)	**53,735**	49,186
Inventories	**39,612**	38,754
Deferred income taxes—net	**3,262**	2,895
Prepaid and other assets	**5,552**	12,009
Total current assets	**186,301**	157,341
Property, plant and equipment—net	**56,141**	57,639
Goodwill	**13,145**	13,145
Intangible assets—net	**1,861**	1,899
Other assets	**8,234**	9,098
	$265,682	$239,122
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 48,005**	$ 49,803
Accrued liabilities	**20,142**	17,965
Income taxes payable	**314**	177
Total current liabilities	**68,461**	67,945
Deferred income taxes—net	**16,517**	16,624
Other liabilities	**10,692**	9,928
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	**150**	150
Common stock, $.01 par value—authorized 75,000,000 shares; issued 50,045,718 shares (2009) and 49,982,838 shares (2008); outstanding 46,012,934 shares (2009) and 45,950,054 shares (2008)	**500**	500
Additional paid-in capital	**27,153**	26,508
Retained earnings	**160,209**	135,467
Treasury stock—at cost:		
Preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares	**(12,900)**	(12,900)
Total shareholders' equity	**170,012**	144,625
	$265,682	$239,122

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Fiscal Years Ended May 2, 2009, May 3, 2008 and April 28, 2007

(In thousands, except per share amounts)	2009	2008	2007
Net sales	$575,177	$566,001	$539,030
Cost of sales	405,322	393,420	365,793
Gross profit	169,855	172,581	173,237
Selling, general and administrative expenses	131,918	138,447	137,212
Interest expense	107	109	106
Other income—net	967	1,053	2,587
Income before income taxes	38,797	35,078	38,506
Provision for income taxes	14,055	12,598	13,824
Net income	$ 24,742	$ 22,480	$ 24,682
Net income per share			
Basic	$ .54	$ .49	$ .54
Diluted	$ .54	$ .49	$ .54
Average common shares outstanding			
Basic	45,999	45,894	45,763
Diluted	46,191	46,109	46,073

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the Fiscal Years Ended May 2, 2009, May 3, 2008 and April 28, 2007

(In thousands)	2009	2008	2007
NUMBER OF COMMON SHARES ISSUED			
Beginning of year	49,982	49,538	41,511
Stock options exercised	63	444	443
20% stock dividend	—	—	7,584
End of year	50,045	49,982	49,538
PREFERRED STOCK			
Beginning and end of year	$ 150	$ 150	$ 150
COMMON STOCK			
Beginning of year	500	496	415
Stock options exercised	—	4	5
20% stock dividend	—	—	76
End of year	500	500	496
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	26,508	24,847	23,033
Stock options exercised	245	329	319
Stock-based compensation	340	311	318
Stock-based tax benefits	60	1,021	1,177
End of year	27,153	26,508	24,847
RETAINED EARNINGS			
Beginning of year	135,467	149,868	125,262
Net income	24,742	22,480	24,682
Cash dividends paid	—	(36,711)	—
FIN 48 adoption	—	(170)	—
20% stock dividend	—	—	(76)
End of year	160,209	135,467	149,868
TREASURY STOCK—PREFERRED			
Beginning and end of year	(5,100)	(5,100)	(5,100)
TREASURY STOCK—COMMON			
Beginning and end of year	(12,900)	(12,900)	(12,900)
TOTAL SHAREHOLDERS' EQUITY	$170,012	$144,625	$157,361

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended May 2, 2009, May 3, 2008 and April 28, 2007

(In thousands)	2009	2008	2007
OPERATING ACTIVITIES:			
Net income	$ 24,742	$ 22,480	$ 24,682
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,782	11,584	11,650
Deferred income tax (benefit) provision	(474)	1,254	(2,835)
Loss on disposal of property, net	363	196	9
Stock-based compensation	340	311	318
Changes in assets and liabilities:			
Trade receivables	(4,549)	2,790	(3,740)
Inventories	(858)	5,308	(9,633)
Prepaid and other assets	2,774	(2,824)	(3,193)
Accounts payable	(1,798)	(4,530)	16,292
Accrued and other liabilities	3,507	(2,581)	(715)
Net cash provided by operating activities	35,829	33,988	32,835
INVESTING ACTIVITIES:			
Marketable securities purchased	(109,450)	(302,195)	(524,980)
Marketable securities sold	112,450	299,195	524,980
Additions to property, plant and equipment	(6,658)	(9,725)	(10,975)
Proceeds from sale of property, plant and equipment	167	12	99
Net cash used in investing activities	(3,491)	(12,713)	(10,876)
FINANCING ACTIVITIES:			
Common stock cash dividend	—	(36,711)	—
Proceeds from stock options exercised	245	333	324
Stock-based tax benefits	60	1,021	1,177
Net cash provided by (used in) financing activities	305	(35,357)	1,501
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	32,643	(14,082)	23,460
CASH AND EQUIVALENTS—BEGINNING OF YEAR	51,497	65,579	42,119
CASH AND EQUIVALENTS—END OF YEAR	$ 84,140	$ 51,497	$ 65,579
OTHER CASH FLOW INFORMATION:			
Interest paid	$ 107	$ 107	$ 106
Income taxes paid	11,114	13,767	13,325

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany transactions and accounts have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, an additional week is added every five or six years. Fiscal 2008 consisted of 53 weeks while fiscal 2009 and 2007 consisted of 52 weeks.

Certain amounts in the prior years' consolidated financial statements have been revised to conform to the current year presentation.

Cash and Equivalents: Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Fair Value of Financial Instruments: The fair values of marketable securities are estimated based on market rates. The carrying amounts of trade receivables and accounts payable reflected in the balance sheets approximate their fair values due to their short-term nature.

Impairment of Long-Lived Assets: All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes: Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

At the beginning of fiscal 2008, we adopted the Financial Accounting Standards Board's ("FASB") Interpretation Number 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarified the accounting for uncertainty in an enterprise's financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. See Note 7.

Notes to Consolidated Financial Statements (continued)

Insurance Programs: We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Intangible Assets: Intangible assets as of May 2, 2009 and May 3, 2008 consisted primarily of nonamortizable trademarks aggregating $1,861,000 and $1,899,000, respectively.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market. Inventories at May 2, 2009 are comprised of finished goods of $22,168,000 and raw materials of $17,444,000. Inventories at May 3, 2008 are comprised of finished goods of $20,913,000 and raw materials of $17,841,000.

Marketable Securities: Marketable securities are income yielding securities that generally can be readily converted into cash. All of our marketable securities are classified as trading securities and are reported as current assets at their estimated fair market values. Fair value is based on quoted prices of similar assets in active markets. Valuation of these items does entail significant amount of judgment and the inputs that are significant to the fair value measurement are Level 2 in the fair value hierarchy as defined in SFAS 157, *Fair Value Measurements*. Accordingly, the fair value may not represent actual value of the securities that could have been realized and do not include expenses that could be incurred in an actual sale or settlement.

Marketing Costs: We are involved in a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, were $34.9 million in fiscal 2009, $39.5 million in fiscal 2008, and $42.4 million in fiscal 2007.

Net Income Per Share: Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated in a similar manner, but includes the dilutive effect of stock options, which amounted to 192,000 shares in fiscal 2009, 215,000 shares in fiscal 2008, and 310,000 shares in fiscal 2007. Options to purchase 33,000 shares in fiscal 2009, 344,000 shares in fiscal 2008, and 1,000 shares in fiscal 2007 were not included in the calculation of diluted net income per share because these options were antidilutive.

New Accounting Standards: In September 2006, the FASB issued Statement of Financial Standards ("SFAS") 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 was effective at the beginning of fiscal 2009 for all financial assets and liabilities and for nonfinancial assets and liabilities measured at fair value on a recurring basis.

The adoption of SFAS 157 did not have a material impact on our consolidated financial statements. For all other nonfinancial assets and liabilities, SFAS 157 is effective at the beginning of fiscal 2010 and we do not believe that the adoption will materially impact our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 was effective at the beginning of our 2009 fiscal year. We did not apply the fair value option to any of our financial instruments; therefore, SFAS 159 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations* (SFAS 141R), and SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS 160), to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of SFAS 141R and SFAS 160 are effective as of the beginning of our 2010 fiscal year. We are currently evaluating the impact of adopting SFAS 141R and SFAS 160 on our consolidated financial statements.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition: Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer. However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives: We offer various sales incentive arrangements to our customers which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

Notes to Consolidated Financial Statements (continued)

Segment Reporting: We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs: Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $44.1 million in fiscal 2009, $45.3 million in fiscal 2008, and $43.2 million in fiscal 2007. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation: Compensation expense for stock-based compensation awards is recognized based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R "Share-Based Payments." See Note 8.

Trade Receivables: We record trade receivables at net realizable value, which includes an appropriate allowance for doubtful accounts. We extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	2009	2008	2007
Balance at beginning of year	$266	$ 325	$ 562
Net charge (credit) to expense	221	91	(244)
Net recovery (charge-off)	(42)	(150)	7
Balance at end of year	$445	$ 266	$ 325

As of May 2, 2009 and May 3, 2008, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of May 2, 2009 and May 3, 2008 consisted of the following:

(In thousands)	2009	2008
Land	$ 9,779	$ 8,954
Buildings and improvements	44,224	41,697
Machinery and equipment	123,911	124,797
Total	177,914	175,448
Less accumulated depreciation	(121,773)	(117,809)
Property, plant and equipment—net	$ 56,141	$ 57,639

Depreciation expense was $9,456,000 for fiscal 2009, $9,247,000 for fiscal 2008, and $9,525,000 for fiscal 2007.

3. ACCRUED LIABILITIES

Accrued liabilities as of May 2, 2009 and May 3, 2008 consisted of the following:

(In thousands)	2009	2008
Accrued promotions	$ 6,757	$ 5,340
Accrued compensation	6,646	5,065
Accrued insurance	2,117	2,783
Other	4,622	4,777
Total	$20,142	$17,965

4. DEBT

At May 2, 2009, a subsidiary of the Company maintained unsecured revolving credit facilities with banks aggregating $75 million (the "Credit Facilities"). The Credit Facilities expire through December 2013 and currently bear interest at rates ranging from .3% to .6% above LIBOR or, at our election, .5% below the banks' reference rates. At May 2, 2009, $2.9 million of the Credit Facilities was used for standby letters of credit and $72.1 million was available for borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. Significant financial ratios and restrictions include: fixed charge coverage; net worth ratio; and limitations on incurrence of debt. At May 2, 2009, we were in compliance with all loan covenants and approximately $25 million of retained earnings were restricted from distribution.

5. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

On June 22, 2007, the Company distributed a 20% stock dividend to shareholders, increasing outstanding shares by 7.6 million. On August 17, 2007, the Company paid a special cash dividend of $.80 per share, aggregating $36.7 million. Net income per share, average common shares outstanding and share amounts have been restated to give retroactive effect to the 20% stock dividend.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock of which 502,060 shares have been purchased. There were no shares purchased during the three fiscal years ended May 2, 2009.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by our Chairman and Chief Executive Officer. Under the terms of the agreement, CMA provides (i) senior corporate functions (including supervision of the Company's financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of a Chief Executive Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction. CMA, through its personnel, also provides, to the extent possible, the stimulus and creativity to develop an innovative and dynamic persona for the Company, its products and corporate image. The management agreement further provides that CMA will receive an annual base fee equal to one percent of the consolidated net sales of the Company plus incentive compensation based on certain factors to be determined by the Compensation

Notes to Consolidated Financial Statements (continued)

Committee of our Board of Directors. In order to fulfill its obligations under the management agreement, the Management Company employs numerous individuals, whom, acting as a unit, provide management, administrative and creative functions for the Company. We incurred fees to CMA of $5.8 million for fiscal 2009, $5.7 million for fiscal 2008, and $5.4 million for fiscal 2007. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at May 2, 2009 and May 3, 2008 were amounts due CMA of $2.8 million and $2.7 million, respectively.

6. OTHER INCOME

Other income consisted of the following:

(In thousands)	2009	2008	2007
Interest income	$ 865	$1,218	$1,701
Gain on customer contract	202	—	895
Gain on legal settlement regarding leased property	728	—	—
Loss on disposal of property, net	(363)	(196)	(9)
Other income (loss), net	(465)	31	—
Total	$ 967	$1,053	$2,587

7. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	2009	2008	2007
Current	$14,529	$11,344	$16,659
Deferred	(474)	1,254	(2,835)
Total	$14,055	$12,598	$13,824

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities as of May 2, 2009 and May 3, 2008 consisted of the following:

(In thousands)	2009	2008
Deferred tax assets:		
Accrued expenses and other	$ 4,830	$ 4,704
Inventory and amortizable assets	439	359
Total deferred tax assets	5,269	5,063
Deferred tax liabilities:		
Property	18,504	18,703
Intangibles and other	20	89
Total deferred tax liabilities	18,524	18,792
Net deferred tax liabilities	$13,255	$13,729
Current deferred tax assets—net	$ 3,262	$ 2,895
Noncurrent deferred tax liabilities—net	$16,517	$16,624

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.4	2.8	3.0
Other differences	(1.2)	(1.9)	(2.1)
Effective income tax rate	36.2%	35.9%	35.9%

We adopted FIN 48 at the beginning of fiscal 2008. As a result of the implementation of FIN 48, we recorded a $703,000 increase in liabilities for uncertain tax positions, a $533,000 decrease in deferred tax liability and a $170,000 decrease to retained earnings. As of May 2, 2009, the gross amount of unrecognized tax benefits was approximately $3.7 million, of which approximately $496,000 was recognized as tax expense in fiscal 2009. If we were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $3.0 million. A reconciliation of the changes in the gross amount of unrecognized tax benefits, which amounts are included in "Other liabilities" in the accompanying consolidated balance sheets, is as follows:

(In thousands)	2009	2008
Beginning balance	$3,166	$2,694
Increases due to current period tax positions	533	630
Decreases due to lapse of statute of limitations	(37)	(158)
Ending balance	$3,662	$3,166

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of May 2, 2009, unrecognized tax benefits included accrued interest of $491,000, of which approximately $98,000 was recognized as tax expense in fiscal 2009.

We file annual income tax returns in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most probable outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. The Internal Revenue Service has concluded its examination of our federal income tax returns through fiscal 2004 and income tax returns for subsequent fiscal years are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for fiscal years ending after fiscal 2004.

8. STOCK-BASED COMPENSATION

Our stock-based compensation program is a broad-based program designed to attract and retain employees while also aligning employees' interests with the interests of the stockholders.

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above.

Notes to Consolidated Financial Statements (continued)

The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

The Special Stock Option Plan provides for the issuance of stock options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The Board of Directors also authorized the issuance of options to purchase up to 120,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. Generally, stock option grants have an exercise price equal to the fair market value of our common stock on the date of grant and have a 10-year term. The fair value of stock options is amortized to expense over the vesting period.

There were no stock options or other stock-based awards granted in fiscal 2009 under any of our plans. The weighted average Black-Scholes fair value assumptions for stock options granted in prior years are as follows: weighted average expected life of 7.6 years for fiscal 2008 and 8 years for 2007; weighted average expected volatility of 36.3% for fiscal 2008 and 33.2% for 2007; weighted average risk free interest rates of 4.6% for fiscal 2008 and 5% for 2007; and no expected dividend payments. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options. Forfeitures were estimated based on historical experience.

The following is a summary of stock option activity for fiscal 2009:

	Shares	Price[(a)]
Options outstanding, beginning of year	676,919	$4.47
Exercised	(62,880)	3.91
Cancelled	(18,756)	4.74
Options outstanding, end of year	595,283	3.87
Options exercisable, end of year	377,268	3.17

(a) Weighted average exercise price.

Stock-based compensation expense for fiscal 2009, fiscal 2008 and fiscal 2007 was $340,000, $311,000 and $318,000, respectively. The total fair value of shares vested for fiscal 2009, fiscal 2008 and fiscal 2007 was $304,000, $292,000 and $258,000, respectively. The total intrinsic value for stock options exercised during fiscal 2009, fiscal 2008 and fiscal 2007 was $217,000, $1.2 million and $1.1 million, respectively. The weighted average fair value for stock options granted in fiscal 2008 and fiscal 2007 was $7.02 and $13.84, respectively.

As of May 2, 2009, unrecognized compensation expense related to the unvested portion of our stock options was $908,000, which is expected to be recognized over a weighted average period of 2.8 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of May 2, 2009 was 4.2 years and $3.9 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of May 2, 2009 was 3.3 years and $2.8 million, respectively.

For fiscal 2009, net cash proceeds from the exercise of stock options were $245,000 and stock based income tax benefits aggregated $60,000.

We have a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of May 2, 2009, no shares have been issued under the plan.

9. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2019. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $7.7 million for fiscal 2009, $8.3 million for fiscal 2008 and $8.2 million for fiscal 2007.

Our minimum lease payments under non-cancelable operating leases as of May 2, 2009 are as follows:

(In thousands)	
Fiscal 2010	$ 5,335
Fiscal 2011	3,609
Fiscal 2012	2,938
Fiscal 2013	1,809
Fiscal 2014	955
Thereafter	3,022
Total minimum lease payments	$17,668

Notes to Consolidated Financial Statements (continued)

We have guaranteed the residual value of certain leased equipment in the amount of $11.3 million. No liability has been recorded as management believes that the net realizable value of such equipment will be in excess of the guaranteed amount when the lease terminates in July 2012 and that the fair market value of the guarantee is immaterial.

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.3 million for fiscal 2009 and $2.2 million for fiscal 2008 and 2007.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of May 2, 2009, we had purchase commitments for raw materials of $42.3 million.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009				
Net sales	$152,927	$144,375	$129,430	$148,445
Gross profit	46,064	42,509	37,122	44,160
Net income	7,751	6,483	3,654	6,854
Net income per share—basic	$ .17	$ .14	$ .08	$ .15
Net income per share—diluted	$ .17	$ .14	$ .08	$ .15
Fiscal 2008[1]				
Net sales	$151,764	$143,528	$123,182	$147,527
Gross profit	46,391	44,525	37,669	43,996
Net income	7,185	6,477	3,254	5,564
Net income per share—basic	$ .16	$ .14	$ .07	$ .12
Net income per share—diluted	$ .16	$ .14	$ .07	$ .12

(1) Fiscal 2008 fourth quarter included fourteen weeks while other quarters included thirteen weeks.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
National Beverage Corp.

We have audited the accompanying balance sheets of National Beverage Corp. as of May 2, 2009 and May 3, 2008, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended May 2, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Beverage Corp. as of May 2, 2009 and May 3, 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended May 2, 2009, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Ft. Lauderdale, Florida
July 16, 2009

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on the NASDAQ Global Select Market under the symbol "FIZZ." Prior to June 12, 2007, the Common Stock was listed on the American Stock Exchange under the symbol "FIZ." The following table shows the range of high and low prices per share of the Common Stock for the fiscal quarters indicated:

	Fiscal 2009		Fiscal 2008	
	High	Low	High	Low
First Quarter	$ 8.10	$6.72	$14.65	$9.40
Second Quarter	$10.10	$6.60	$10.59	$7.95
Third Quarter	$ 9.63	$6.61	$ 8.65	$6.76
Fourth Quarter	$11.23	$7.17	$ 8.25	$7.01

Of the estimated 5,000 holders of our Common Stock, including those whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 700 shareholders of record at July 2, 2009, according to records maintained by our transfer agent.

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. The stock prices above have been restated to give retroactive effect to the 20% stock dividend.

On August 17, 2007, the Company paid a special cash dividend of $.80 per share, aggregating $36.7 million. On January 27, 2006, the Company paid a special cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend), aggregating $38 million. See Note 4 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock of which 502,060 shares have been purchased. There were no shares purchased during the last three fiscal years.

PERFORMANCE GRAPH

The following graph shows a comparison of the five-year cumulative returns of an investment of $100 cash on May 1, 2004 in (i) our common stock, (ii) the NASDAQ Composite Index and (iii) a company constructed peer group consisting of Coca-Cola Enterprises, Inc., Coca-Cola Bottling Company Consolidated, Cott Corporation and PepsiAmericas, Inc. The graph assumes that all dividends have been reinvested.


$300
$250
$200
$150
$100
$50
0
5/01/04
4/30/05
4/29/06
4/28/07
5/03/08
5/02/09
National Beverage Corp.
NASDAQ Composite Index
Peer Group Only

Corporate Data

DIRECTORS

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Cecil D. Conlee*
Founding Partner
CGR Advisors

Samuel C. Hathorn, Jr.*
Retired Chief Executive Officer
Trendmaker Development Co.

Joseph P. Klock, Jr., Esq.*
Partner
Rasco, Klock, Reininger, Perez,
Esquenazi, Vigil & Nieto

*Member Audit Committee

CORPORATE MANAGEMENT

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer

Joseph G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

Brent R. Bott
Senior Director—
Consumer Marketing

Gregory J. Kwederis
Senior Director—
Beverage Analyst

Richard S. Berkes
Director—Risk Management

Vanessa C. Walker
Director—
Strategic Brand Management

Gregory P. Cook
Controller

SUBSIDIARY MANAGEMENT

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Sundance Beverage Company

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

John S. Munroe
Executive Vice President
National BevPak

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages Int'l., Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation
International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages Int'l., Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

CORPORATE OFFICES

8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, October 2, 2009 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida 32827

FINANCIAL AND OTHER INFORMATION

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com

STOCK EXCHANGE LISTING

Common Stock is listed on the NASDAQ Global Select Market—symbol *FIZZ*.

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-313-1476
www.bnymellon.com/shareowner/isd

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Ft. Lauderdale, FL

Designed by Curran & Connors, Inc. / www.curran-connors.com

National Beverage Corp.

8100 Southwest Tenth Street :: Fort Lauderdale, Florida 33324
954.581.0922 :: www.nationalbeverage.com